Stradley Ronon Stevens & Young, LLP 100 Park Avenue Suite 2000 New York, NY 10017 Telephone 212.812.4124 Fax 646.682.7180 www.stradley.com

September 29, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Anu Dubey

Re:	SMA Relationship Trust (the “Trust”)

File Nos. 333-104218; 811-21328

Dear Ms. Dubey:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed on September 25, 2023, in connection with the preliminary proxy materials filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 19, 2023, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (“Proxy Materials”). Each comment is summarized below, followed by the Trust’s response to the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Proxy Materials.

1.    Comment.         On page iii of the Proxy Statement, with respect to the second question under the heading “GENERAL QUESTIONS,” please explain why the language discussing when the Proposals will take effect if they are approved is bracketed, and please provide the relevant disclosure if it will differ in the definitive Proxy Statement.

Response.         The brackets will be removed from this disclosure in the definitive Proxy Statement without changes to such disclosure.

2.    Comment.         On page 4 of the Proxy Statement under the heading “Required vote for adoption of the Proposals,” please disclose what would happen with respect to the other Proposals if any of the Proposals are not approved by shareholders.

Response.         The disclosure has been revised to reflect that the Proposals are not contingent on one another.

3.    Comment.          In light of the disclosure on page 4 of the Proxy Statement in the first sentence of the third paragraph under the heading “Required vote for adoption of the Proposals,” please add a separate proposal to the Proxy Statement to adjourn the Meeting if a quorum is present but sufficient votes to approve a Proposal are not received, as this is a substantive proposal that should be set forth as a separate matter.

Response.        We respectfully disagree with the Staff’s position with respect to Rule 14a-4. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the "Adjournment Release”), the SEC withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the SEC stated:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the [Investment Company Act of 1940].

The SEC has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Trust represents that it will evaluate any proposed adjournments consistent with the SEC’s guidance in the Adjournment Release.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980):

[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.

Because the Trust is a Delaware statutory trust, corporate governance matters are governed by the Delaware Statutory Trust Act (the “DSTA”). Section 3806(b)(5) of the DSTA establishes that the Trust’s declaration of trust and by-laws:

[m]ay, if and to the extent that voting rights are granted under the governing instrument[s], set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote. (Emphasis added).

Consistent with the DSTA, the Trust’s By-Laws, as amended, state that any meeting of shareholders, whether or not quorum is present, may be adjourned from time to time for any reason whatsoever by vote of the holders of shares entitled to vote holding not less than a majority of the shares present in person or by proxy at the meeting.

As a result, any adjournments made pursuant to the Proxy Statement will be consistent with Rule 14a-4 under the Securities Exchange Act of 1934. Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. As implied by the Proxy Rules Reference Book and consistent with widespread industry practice,1 whether a matter is “incident to the conduct of the meeting” is a question of state law. The By-Laws, which address generally the conduct of shareholder meetings in accordance with the DSTA, include adjournments as incident to the conduct of the meeting.

[1]	Proxy statements issued by operating corporations, for example, routinely treat adjournments as “incident to the conduct of the meeting” in accordance with state law. See, e.g., 2015 Proxy Statement for the Annual Meeting of ExxonMobil (Apr. 14, 2015) (“We are not currently aware of any other business to be acted on at the meeting. Under the laws of New Jersey, where ExxonMobil is incorporated, no business other than procedural matters may be raised at the meeting unless proper notice has been given to the shareholders. If other business is properly raised, your proxies have authority to vote as they think best, including to adjourn the meeting.”

In addition, the proxy card explicitly states that the proxies are authorized to vote, in their discretion, on any adjournment of the Meeting. As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the Meeting in their discretion (subject to the SEC’s consideration in the Adjournment Release). We are aware of no precedent suggesting adjournments are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7). Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management’s discretionary authority when voting proxies. Accordingly, the Trust believes that adjournments are not prohibited by Rule 14a-4(d)(4) because they are matters referred to in Rule 14a-4(c)(7), and that the Proxy Statement, proxy card, and the actions contemplated therein are consistent with Rule 14a-4 and applicable state law.

4.    Comment.          On page 6 of the Proxy Statement under the heading “Overview of the election of a Board,” please disclose whether there is a policy on shareholder communication with the Board pursuant to Item 22(b)(15) of Schedule 14A (Item 407(f) of Regulation S-K).

Response.         The following disclosure will be added to the definitive Proxy Statement:

If a shareholder wishes to send a communication to the Board, such correspondence should be in writing and addressed to the Board at the Fund’s offices, c/o Keith A. Weller, Fund Secretary, UBS Asset Management (Americas) Inc. One North Wacker Drive, Chicago, IL 60606. The correspondence will be relayed by the Fund Secretary to the Board’s independent counsel for their further handling in light of the nature of the communication, such as forwarding to the Board’s Chairperson, a Board Committee’s Chairperson or the full Board. It is recommended that such communication be sent by certified or registered mail or by another method that provides a receipt/record of delivery.

5.    Comment.          On page 14 of the Proxy Statement in the second sentence under the heading “Required vote,” please revise the disclosure to reflect the qualification that the Nominees receiving the largest numbers of votes will be elected to fill the four available Board positions, even if a candidate receives approval from less than a majority of votes cast.

Response.         The disclosure has been revised as follows (new disclosure is underlined): This means that the Nominees receiving the largest number of votes will be elected to fill the four available Board positions, and a Nominee can be elected with approval from less than a majority of votes cast.

6.    Comment.          On page 15 of the Proxy Statement with respect to the second paragraph pertaining to Proposal 2, please describe in a correspondence filing the referenced “legal and regulatory requirements applicable to investment companies [that] changed.”

Response. As further discussed within the individual Proposals under Proposal 2, there have been various legal and regulatory developments since the Fund was organized. For example, with respect to Proposal 2.B related to senior securities, the SEC adopted Rule 18f-4 that allows a mutual fund to engage in a number of types of transactions that might otherwise be considered to create “senior securities” or “leverage,” provided certain conditions are met that are designed to protect shareholders. With respect to Proposal 2.D regarding commodities, since the adoption of the existing fundamental investment restriction for the Fund, the financial markets and regulatory requirements regarding commodities and commodity interests have evolved. New types of financial instruments have become available as potential investment opportunities, including, for example, commodity-linked instruments. The changes to the current fundamental investment restrictions provide the Fund with the flexibility to adapt to continuously changing regulation and to react to changes in the financial markets and the development of new investment opportunities and instruments, in accordance with the Fund’s investment objective and subject to oversight by the Fund’s Board.

7.    Comment.          On page 19 of the Proxy Statement, with respect to Proposal 3, please disclose the Fund’s current investment objective that would now be non-fundamental, if Proposal 3 is approved.

Response.         The Fund’s current investment objective will be added to the definitive Proxy Statement.

Please do not hesitate to contact me at (212) 404-0654, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Jamie Gershkow
Jamie Gershkow

cc:	Jana L. Cresswell

Keith A. Weller

Fund Secretary

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